Exhibit 99.1

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, May 26, 2020

Mr.

Joaquín Cortez Huerta

Superintendent

Financial Market Commission

Av. Libertador Bernardo O’Higgins 1449, 12th floor

Present

Re: Material fact report

Dear Mr. Superintendent:

In accordance with the provisions of Article 9 and 10 of the Law 18,045 and General Rule No. 30, duly authorized by the Board in the session held today, I inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM” or the “Company”, terms that include its subsidiaries, when applicable), the following:

●	Since the beginning of the crisis affecting the airline industry as a consequence of the COVID-19 pandemic, which for LATAM Airlines has resulted in the reduction of more than 95% of its passenger operations, the Board has analyzed the alternatives that may exist to strengthen the Company’s liquidity in order to mitigate the impact to the continuity of its ongoing business

●	Under this scenario, LATAM Airlines has been considering and trying to implement a conventional renegotiation one-by-one with its creditors and other interested parties. At the same time, the Company has studied the options for a reorganization under a bankruptcy proceeding.

●	In the opinion of the Board, the timings for a conventional bilateral process, the possibility that during the same the creditors decide to exercise forced collection actions, the impossibility of curing defaults and the need to implement a comprehensive restructuring of LATAM Airlines to which all its creditors and other interested parties must join, lead to consider a regulated restructuring as the best alternative.

●	Considering the current situation of the Company, it is necessary to obtain an automatic stay which protects it from the claims of its creditors and other interested parties; and, at the same time, allows it to continue operating with its main assets, suppliers, financial parties, regulators and employees, while structuring a binding reorganization to be financially viable in a post-pandemic scenario.

●	Due to the foregoing, and after consulting the administration and the legal and financial advisors of the Company, the Board has resolved unanimously that LATAM Airlines begins a reorganization process in the United States of America according to the rules established in Chapter 11 of Title 11 of the Code of the United States of America, presenting a voluntary petition for relief in accordance with the same (the “Chapter 11 Procedure”).

●	The Chapter 11 Procedure, which grants an automatic stay for at least 180 days, represents the best opportunity for the Company to ensure its stability and fulfill its obligations with its counterparts. LATAM Airlines intends to use the substantive and procedural tools available in Chapter 11 Procedure to maximize the efficiency of its ongoing operations and to renegotiate certain key contractual relationships, adjusting them to current market conditions. Under Chapter 11 proceeding LATAM Airlines will have the opportunity to restructure its financial balance and adjust the size of its operation to the new reality.

●	This restructuring regulated under Procedure Chapter 11 involves the parent company in Chile and the subsidiaries in Chile, Colombia, Peru, Ecuador, the United States of America, the Cayman Islands and the Netherlands. The subsidiaries of Argentina, Brazil – including its intermediate parent Company in Chile, Holdco I S.A. and Paraguay are not included in the Chapter 11 Procedure.

●	At the same time, LATAM Airlines has negotiated and obtained financing commitments of the shareholders related to the Cueto and Amaro families and Qatar Airways for US$900 million, which availability will be subject to the negotiation of the definitive agreements and for them to be approved as debtor in possession financing under the Chapter 11 proceeding.

●	More details are available on the website www.LATAMreorganization.com.

●	As of this date, it is not possible to determine the financial effects that the reported information will have for LATAM Airlines.

Sincerely,

Roberto Alvo M.

Chief Executive Officer

LATAM Airlines Group S.A.